March 5, 2007

Mail Stop 4561

VIA U.S. MAIL AND FAX 972-298-3802

Ms. Michelle Sherman
Principal Accounting and Financial Officer
eTelcharge.com Inc.
1636 N. Hampton, Suite 270
Desoto, Texas 75115

RE: eTelcharge.com
Form 10-KSB for the year ended December 31, 2005 and Form 10-QSB for
the quarters ended March 31, 2006 and June 30, 2006
File no. 000-30479

Dear Ms. Sherman:

        We have completed our review of your Form 10-KSB and related filings and do not, at this time, have any further comments.

                                        Sincerely,

                                        Steven Jacobs
                                        Branch Chief